Exhibit 99.1

NEWS RELEASE
October 22nd, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN DRILLING HITS 25.7 METERS OF 3.4 G/T AUEQ (0.86 G/T AU, 127.8 G/T AG) ON NORTHEAST EXTENSION, HITS ON IXTACA NORTH ZONE
AND EXPANDS MAIN IXTACA ZONE TO NORTHEAST

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going exploration drill program at the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-176, 181, 186, 188 to 195, 197 to, 200, 203, 205, 206, 209 and 216. The holes were drilled as part of Almaden’s on-going four drill exploration program which has been designed to enable the calculation of a preliminary resource estimate. The intersections reported today demonstrate the continuity of the known mineralisation as well as the presence of high grades locally. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-181                                           IXTACA NORTH ZONE SECTION 10+850N:
102.70 meters @ 0.32 g/t gold and 60.3 g/t silver (1.5 g/t gold equivalent)
Including                      11.40 meters @ 0.24 g/t gold and 402.7 g/t silver (8.3 g/t gold equivalent)
And                      3.55 meters @ 0.54 g/t gold and 928.4 g/t silver (19.1 g/t gold equivalent)

Hole TU-12-186                                           NORTHEAST EXTENSION SECTION 498+35N:
65.91 meters @ 0.49 g/t gold and 12.8 g/t silver (0.7 g/t gold equivalent)

Hole TU-12-190                                           NORTHEAST EXTENSION SECTION 500+50N:
42.15 meters @ 1.06 g/t gold and 47.4 g/t silver (2.0 g/t gold equivalent)
Including                      7.00 meters @ 1.34 g/t gold and 72.0 g/t silver (2.8 g/t gold equivalent)
And                      11.80 meters @ 1.67 g/t gold and 71.7 g/t silver (3.1 g/t gold equivalent)

Hole TU-12-191                                           NORTHEAST EXTENSION SECTION 498+35N:
86.76 meters @ 0.31 g/t gold and 22.6 g/t silver (0.8 g/t gold equivalent)

Hole TU-12-194                                           NORTHEAST EXTENSION SECTION 500+50N:
58.80 meters @ 1.04 g/t gold and 19.4 g/t silver (1.4 g/t gold equivalent)

Hole TU-12-198                                           IXTACA NORTH ZONE SECTION 10+200E:
35.85 meters @ 0.73 g/t gold and 2.2 g/t silver (0.8 g/t gold equivalent)

Hole TU-12-199                                           NORTHEAST EXTENSION SECTION 500+50N:
79.80 meters @ 0.84 g/t gold and 20.6 g/t silver (1.3 g/t gold equivalent)

Hole TU-12-205                                           NORTHEAST EXTENSION SECTION 500+50N:
51.00 meters @ 0.51 g/t gold and 6.0 g/t silver (0.6 g/t gold equivalent)
Including                      4.50 meters @ 3.41 g/t gold and 6.1 g/t silver (3.5 g/t gold equivalent)
39.00 meters @ 0.61 g/t gold and 88.8 g/t silver (2.4 g/t gold equivalent)
Including                      25.70 meters @ 0.86 g/t gold and 127.8 g/t silver (3.4 g/t gold equivalent)
7.00 meters @ 0.19 g/t gold and 207.2 g/t silver (4.3 g/t gold equivalent)

Hole TU-12-216                                           MAIN IXTACA ZONE SECTION 10+950 E:
90.50 meters @ 0.61 g/t gold and 2.4 g/t silver (0.7 g/t gold equivalent)
Including                      7.0 meters @ 1.54 g/t gold and 3.4 g/t silver (1.6 g/t gold equivalent)

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-12-176	124.45	126.90	2.45	0.33	1.5	0.4	18	TU-12-176
TU-12-181	64.40	167.10	102.70	0.32	60.3	1.5	76	10+850E
including	134.60	164.10	29.50	0.14	183.4	3.8	190
including	152.20	163.60	11.40	0.24	402.7	8.3	415
including	152.20	155.75	3.55	0.54	928.4	19.1	955
TU-12-181	175.95	192.10	16.15	0.05	38.9	0.8	41
TU-12-181	207.10	224.94	17.84	0.30	47.2	1.2	62
including	220.30	224.94	4.64	0.85	131.3	3.5	174
TU-12-186	18.29	84.20	65.91	0.49	12.8	0.7	37	498+35N
including	24.00	37.70	13.70	0.83	36.5	1.6	78
including	61.20	67.20	6.00	0.82	4.9	0.9	46
TU-12-188	90.22	109.00	18.78	0.22	0.2	0.2	11	10+100E
TU-12-188	139.00	158.50	19.50	0.32	3.1	0.4	19
TU-12-188	264.80	267.30	2.50	0.24	8.2	0.4	20
TU-12-189	144.00	148.35	4.35	0.60	0.0	0.6	30	TU-12-189
TU-12-190	85.00	89.00	4.00	0.25	0.5	0.3	13	500+50N
TU-12-190	100.00	112.00	12.00	0.17	1.9	0.2	11
TU-12-190	259.00	272.90	13.90	0.17	12.3	0.4	21
TU-12-190	278.85	321.00	42.15	1.06	47.4	2.0	101
including	293.50	300.50	7.00	1.34	72.0	2.8	139
including	306.00	317.80	11.80	1.67	71.7	3.1	155
including	310.00	314.00	4.00	2.45	116.4	4.8	239
TU-12-190	377.90	386.00	8.10	0.24	2.8	0.3	15
TU-12-191	15.24	102.00	86.76	0.31	22.6	0.8	38	498+35N
including	70.40	84.40	14.00	0.16	48.5	1.1	56
including	93.90	97.00	3.10	0.25	117.0	2.6	129
TU-12-192	141.50	145.00	3.50	0.32	0.9	0.3	17	10+100E
TU-12-192	237.60	240.60	3.00	0.80	1.5	0.8	42
TU-12-193	67.00	96.00	29.00	0.53	3.4	0.6	30	10+250E
TU-12-193	107.50	112.50	5.00	0.22	3.1	0.3	14
TU-12-194	83.50	87.50	4.00	0.46	2.8	0.5	26	500+50N
TU-12-194	112.60	124.00	11.40	0.22	4.4	0.3	16
TU-12-194	272.50	279.50	7.00	0.15	40.9	1.0	49
TU-12-194	294.50	300.00	5.50	0.14	81.1	1.8	88
TU-12-194	313.00	371.80	58.80	1.04	19.4	1.4	71
including	317.60	347.00	29.40	1.63	23.9	2.1	106
TU-12-195	51.25	58.30	7.05	0.22	2.1	0.3	13	10+250E
TU-12-195	181.00	186.50	5.50	0.23	2.0	0.3	14
TU-12-197	173.00	177.00	4.00	0.52	0.7	0.5	27	10+250E
TU-12-198	57.00	92.85	35.85	0.73	2.2	0.8	39	10+200E
including	68.50	90.00	21.50	1.04	2.9	1.1	55
TU-12-198	112.00	117.00	5.00	0.21	8.3	0.4	19
TU-12-198	171.50	180.30	8.80	0.12	12.0	0.4	18
TU-12-199	66.00	70.00	4.00	0.26	2.4	0.3	15	500+50N
TU-12-199	91.00	93.80	2.80	0.19	3.0	0.3	13
TU-12-199	344.20	424.00	79.80	0.84	20.6	1.3	63
including	365.70	385.70	20.00	1.19	25.6	1.7	85
including	396.50	402.50	6.00	1.43	16.0	1.8	88
including	408.30	423.40	15.10	1.48	37.6	2.2	112
including	414.30	416.10	1.80	4.90	175.5	8.4	421
TU-12-200	29.00	33.00	4.00	0.27	1.0	0.3	15	10+200E
TU-12-200	41.00	48.16	7.16	0.37	2.6	0.4	21
TU-12-200	54.75	65.60	10.85	0.24	4.1	0.3	16
TU-12-200	100.00	103.00	3.00	0.24	1.0	0.3	13
TU-12-203	48.00	49.70	1.70	0.24	1.5	0.3	14	10+200E
TU-12-205	81.00	132.00	51.00	0.51	6.0	0.6	32	500+50N
including	101.50	106.00	4.50	3.41	6.1	3.5	177
TU-12-205	254.50	293.50	39.00	0.61	88.8	2.4	119
including	255.50	281.20	25.70	0.86	127.8	3.4	171
including	256.00	272.40	16.40	1.08	164.8	4.4	219
including	256.00	265.00	9.00	1.57	244.5	6.5	323
TU-12-205	312.00	319.00	7.00	0.19	207.2	4.3	217
TU-12-206	175.00	191.00	16.00	0.57	80.4	2.2	109	10+475E
TU-12-209	143.00	145.00	2.00	0.10	10.8	0.3	16	10+475E
TU-12-209	152.00	154.20	2.20	0.08	8.3	0.2	12
TU-12-209	168.50	174.40	5.90	0.17	9.2	0.4	18
TU-12-216	14.63	33.00	18.37	0.33	1.9	0.4	19	10+950E
TU-12-216	62.50	153.00	90.50	0.61	2.4	0.7	33
including	79.50	86.50	7.00	1.54	3.4	1.6	80
including	97.00	100.50	3.50	1.02	2.7	1.1	54
TU-12-216	203.10	216.60	13.50	0.34	19.9	0.7	37

J.D. Poliquin, Chairman of Almaden commented, “These new results show the continued expansion of the overall Ixtaca vein system. The potential for growth is shown by Hole TU-12-216 which represents a 70 meter step out to the northeast from previous drilling in the Main Ixtaca Zone.”

The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
OPEN
OPEN
OPEN
OPEN
OPEN
Section 50050N
Section 49835N
Section 10475E
Section 10850E
Section 10950E
Section 10250E
Section 10200E
Section 10100E
Hole TU-12-176
Hole TU-12-189
SECTION REFERENCE LINE
SCALE
200m
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
MAIN IXTACA ZONE
TU-12-176
TU-12-189
TU-12-192
TU-12-188
TU-11-075
TU-11-037
TU-11-077
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-188	90.22	109.00	18.78	0.2	0	0.2
TU-12-188	139.00	158.50	19.50	0.3	3	0.4
TU-12-188	264.80	267.30	2.50	0.2	8	0.4
TU-12-192	141.50	145.00	3.50	0.3	1	0.3
TU-12-192	237.60	240.60	3.00	0.8	1	0.8

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10100E
Looking NE (+/- 25m)

Scale: 1: 4000 Date: 12-Oct-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-122	64.00	101.00	37.00	0.4	1	0.4
TU-12-122	222.00	241.00	19.00	0.3	40	1.1
TU-12-122	262.05	276.65	14.60	0.7	44	1.6
including	271.70	274.25	2.55	2.9	99	4.9
TU-12-128	56.50	90.20	33.70	0.4	1	0.4
TU-12-128	218.00	220.00	2.00	0.8	107	3.0
TU-12-128	241.60	261.00	19.40	0.2	48	1.2
TU-12-128	268.30	269.30	1.00	0.5	106	2.6
TU-12-128	289.20	306.50	17.30	0.2	19	0.6
TU-12-128	313.00	317.50	4.50	0.3	23	0.7
TU-12-131	63.70	104.20	40.50	0.4	4	0.5
including	65.70	72.00	6.30	1.1	2	1.1
TU-12-131	141.00	199.70	58.70	0.1	9	0.3
including	196.50	199.70	3.20	0.3	59	1.5
TU-12-131	349.20	375.00	25.80	0.6	42	1.4
including	352.20	366.60	14.40	0.9	58	2.1
including	352.20	354.60	2.40	3.4	139	6.2
including	361.80	366.60	4.80	0.8	56	1.9
TU-12-141	85.50	142.30	56.80	0.4	5	0.5
including	135.70	141.30	5.60	1.1	35	1.8
TU-12-141	153.30	167.45	14.15	0.3	2	0.3
TU-12-141	176.80	279.00	102.20	0.5	5	0.6
including	197.25	201.10	3.85	1.0	5	1.1
including	207.90	210.40	2.50	0.8	18	1.1
including	221.20	224.30	3.10	5.0	35	5.7
including	234.50	263.20	28.70	0.9	8	1.0
including	257.50	263.20	5.70	2.4	25	3.0
TU-12-160	88.50	96.00	7.50	1.0	1	1.0
TU-12-160	164.00	209.00	45.00	0.8	16	1.1
including	166.00	180.00	14.00	1.1	6	1.2
including	194.60	198.00	3.40	2.5	82	4.1
TU-12-160	219.50	251.76	32.26	0.3	8	0.4
including	231.50	233.50	2.00	0.7	30	1.2
TU-12-177	89.00	252.10	163.10	0.6	7	0.7
including	110.50	200.70	90.20	0.8	9	1.0
including	144.08	187.70	43.62	1.1	12	1.3
including	181.66	185.45	3.79	3.7	31	4.3
TU-12-198	57.00	92.85	35.85	0.7	2	0.8
including	68.50	90.00	21.50	1.0	3	1.1
TU-12-198	112.00	117.00	5.00	0.2	8	0.4
TU-12-198	171.50	180.30	8.80	0.1	12	0.4
TU-12-200	29.00	33.00	4.00	0.3	1	0.3
TU-12-200	41.00	48.16	7.16	0.4	3	0.4
TU-12-200	54.75	65.60	10.85	0.2	4	0.3
TU-12-200	100.00	103.00	3.00	0.2	1	0.3
TU-12-203	48.00	49.70	1.70	0.2	1	0.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
MINERALIZED ASH LAYER
CLAY ALTERED ASH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
TU-12-203
TU-12-200
TU-12-198
TU-12-131
TU-12-128
TU-12-122
TU-12-141
TU-12-177
TU-12-160
TU-11-075
TU-11-074
TU-11-077
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 10200E
Looking NE (+/- 25m)
Scale: 1: 4000
Date: 12-Oct-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-030	60.00	212.00	152.00	0.9	14	1.2
including	60.00	68.00	8.00	9.4	3	9.5
including	64.00	65.00	1.00	66.8	18	67.2
including	170.00	173.00	3.00	3.3	117	5.7
TU-11-033	26.75	350.00	323.25	0.4	15	0.7
including	36.35	69.00	32.65	0.8	14	1.0
including	328.80	344.65	15.85	1.2	100	3.2
TU-11-033	402.00	404.85	2.85	1.3	7	1.5
TU-11-040	42.00	197.00	155.00	0.6	4	0.7
including	151.36	186.45	35.09	1.8	4	1.8
including	171.56	173.13	1.57	18.2	22	18.6
including	182.55	184.80	2.25	3.9	24	4.3
TU-11-045	65.00	146.30	81.30	0.8	5	0.9
including	65.00	129.00	64.00	0.9	5	1.0
TU-11-074	89.95	211.00	121.05	0.3	8	0.5
including	158.50	189.80	31.30	0.5	20	0.9
TU-12-110	40.50	93.00	52.50	0.8	4	0.9
including	60.50	93.00	32.50	1.1	5	1.2
TU-12-110	140.50	145.60	5.10	6.9	11	7.1
TU-12-110	239.70	261.20	21.50	0.3	7	0.5
including	244.75	249.75	5.00	0.8	11	1.0
TU-12-114	23.70	118.85	95.15	0.6	4	0.7
including	111.00	117.65	6.65	2.0	10	2.2
TU-12-114	138.99	157.60	18.61	2.6	4	2.7
including	138.99	139.50	0.51	85.8	42	86.6
TU-12-114	203.00	221.10	18.10	0.8	12	1.0
TU-12-147	26.00	87.50	61.50	2.0	7	2.1
including	45.50	70.50	25.00	4.2	15	4.5
including	47.15	52.25	5.10	15.0	56	16.1
including	49.90	51.21	1.31	49.8	207	53.9
TU-12-147	126.00	153.00	27.00	0.3	22	0.8
including	140.50	151.00	10.50	0.5	30	1.1
TU-12-147	155.50	165.00	9.50	0.6	78	2.1
TU-12-147	176.50	215.25	38.75	2.6	32	3.2
including	181.00	209.50	28.50	1.1	34	1.8
TU-12-147	223.00	262.00	39.00	0.5	15	0.8
including	223.00	225.50	2.50	0.8	34	1.5
including	231.75	236.50	4.75	0.9	28	1.5
TU-12-147	276.35	279.00	2.65	0.5	66	1.9
TU-12-154	94.93	154.23	59.30	0.8	15	1.1
including	128.50	135.25	6.75	1.5	19	1.9
including	138.75	149.00	10.25	1.2	47	2.1
TU-12-156	109.12	130.85	21.73	1.6	12	1.8
TU-12-193	67.00	96.00	29.00	0.5	3	0.6
TU-12-193	107.50	112.50	5.00	0.2	3	0.3
TU-12-195	51.25	58.30	7.05	0.2	2	0.3
TU-12-195	181.00	186.50	5.50	0.2	2	0.3
TU-12-197	173.00	177.00	4.00	0.5	1	0.5

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

MINERALIZED ASH LAYER
CLAY ALTERED ASH
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
TU-12-197
TU-12-195
TU-12-193
TU-12-110
TU-11-040
TU-12-114
TU-12-158
TU-11-033
TU-12-147
TU-11-030
TU-12-154
TU-12-156
TU-11-074
TU-11-075
TU-12-105
TU-12-177
TU-11-045
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 10250E
Looking NE (+/- 25m)
Scale: 1: 4000
Date: 12-Oct-12

Reference Line
2400m
2200m
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-12-206
TU-12-209
TU-10-012
TU-10-001
TU-10-009
TU-10-010
TU-12-172
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-206	175.00	191.00	16.00	0.6	80	2.2
TU-12-209	143.00	145.00	2.00	0.1	11	0.3
TU-12-209	152.00	154.20	2.20	0.1	8	0.2
TU-12-209	168.50	174.40	5.90	0.2	9	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10475E
Looking NE (+/- 12.5m)
Hole TU-12-209 Projected to Section

Scale: 1: 4000 | Date: 12-Oct-12

Reference Line
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
IXTACA NORTH ZONE
TU-12-181
TU-12-175
TU-12-179
TU-11-027
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-175	55.40	107.50	52.10	0.4	7	0.5
TU-12-175	194.50	253.00	58.50	0.2	59	1.4
including	235.70	251.50	15.80	0.7	190	4.5
including	237.95	240.20	2.25	1.2	762	16.4
including	247.00	249.90	2.90	0.6	289	6.4
TU-12-175	277.00	289.80	12.80	0.6	52	1.6
TU-12-179	49.00	103.50	54.50	0.6	5	0.7
including	79.00	93.00	14.00	1.1	5	1.2
TU-12-179	244.00	255.00	11.00	0.2	19	0.6
TU-12-179	265.00	274.50	9.50	0.1	31	0.7
TU-12-179	282.80	342.00	59.20	0.2	52	1.3
including	285.00	322.50	37.50	0.3	75	1.8
including	298.00	322.50	24.50	0.5	92	2.3
including	298.00	300.40	2.40	0.1	205	4.2
including	311.00	313.00	2.00	2.1	299	8.1
TU-12-181	64.40	167.10	102.70	0.3	60	1.5
including	134.60	164.10	29.50	0.1	183	3.8
including	152.20	163.60	11.40	0.2	403	8.3
including	152.20	155.75	3.55	0.5	928	19.1
TU-12-181	175.95	192.10	16.15	0.0	39	0.8
TU-12-181	207.10	224.94	17.84	0.3	47	1.2
including	220.30	224.94	4.64	0.9	131	3.5

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10850E
Looking NE (+/- 25m)

Scale: 1: 4000 | Date: 12-Oct-12

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTNESION
TU-12-170
TU-12-174
TU-12-178
TU-12-180
TU-12-205
TU-12-190
TU-12-194
TU-12-199
TU-12-155
TU-12-159
TU-12-162
TU-12-166
TU-12-221
TU-11-047
TU-12-208
TU-12-196
TU-12-222
TU-12-204
TU-12-201
TU-12-210
TU-12-186
TU-12-191
TU-12-219
TU-12-145
TU-11-050
TU-12-223
TU-12-216
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-047	27.43	77.00	49.57	0.5	3	0.6
TU-11-047	100.45	108.00	7.55	0.1	43	1.0
TU-11-050	28.70	46.00	17.30	0.6	2	0.6
TU-11-050	69.00	87.90	18.90	1.7	18	2.0
including	78.00	84.00	6.00	4.8	33	5.4
TU-12-216	14.63	33.00	18.37	0.3	2	0.4
TU-12-216	62.50	153.00	90.50	0.6	2	0.7
including	79.50	86.50	7.00	1.5	3	1.6
including	97.00	100.50	3.50	1.0	3	1.1
TU-12-216	203.10	216.60	13.50	0.3	20	0.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 10950E
Looking NE (+/- 25m)

Scale: 1: 4000 Date: 16-Oct-12

2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
?
TU-10-006
TU-12-153
TU-12-119
TU-10-002
TU-11-057
TU-11-056
TU-12-125
TU-12-129
TU-12-134
TU-12-144
TU-11-051
TU-11-054
TU-11-024
TU-12-161
TU-12-165
TU-11-055
TU-12-169
TU-12-173
TU-12-179
TU-12-181
TU-12-175
TU-11-047
TU-11-050
TU-12-140
TU-12-145
TU-11-032
TU-11-087
TU-12-191
TU-12-100
TU-12-186
TU-11-084
TU-12-113
TU-11-041
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-186	18.29	84.20	65.91	0.5	13	0.7
including	24.00	37.70	13.70	0.8	36	1.6
including	61.20	67.20	6.00	0.8	5	0.9
TU-12-191	15.24	102.00	86.76	0.3	23	0.8
including	70.40	84.40	14.00	0.2	48	1.1
including	93.90	97.00	3.10	0.3	117	2.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 49835N
Looking NW (+/- 25m)

Scale: 1: 4000 | Date: 12-Oct-12

2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
TU-12-125
TU-12-129
TU-12-134
TU-12-184
TU-12-190
TU-12-194
TU-12-199
TU-12-205
TU-12-103
TU-12-109
TU-11-041
TU-11-043
TU-11-046
TU-11-090
CA-11-001
CA-11-004
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 50050N
Looking NW (+/- 25m)
Scale: 1: 4000
Date: 12-Oct-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-190	85.00	89.00	4.00	0.3	1	0.3
TU-12-190	100.00	112.00	12.00	0.2	2	0.2
TU-12-190	259.00	272.90	13.90	0.2	12	0.4
TU-12-190	278.85	321.00	42.15	1.1	47	2.0
including	293.50	300.50	7.00	1.3	72	2.8
including	306.00	317.80	11.80	1.7	72	3.1
including	310.00	314.00	4.00	2.5	116	4.8
TU-12-190	377.90	386.00	8.10	0.2	3	0.3
TU-12-194	83.50	87.50	4.00	0.5	3	0.5
TU-12-194	112.60	124.00	11.40	0.2	4	0.3
TU-12-194	272.50	279.50	7.00	0.2	41	1.0
TU-12-194	294.50	300.00	5.50	0.1	81	1.8
TU-12-194	313.00	371.80	58.80	1.0	19	1.4
including	317.60	347.00	29.40	1.6	24	2.1
TU-12-199	66.00	70.00	4.00	0.3	2	0.3
TU-12-199	91.00	93.80	2.80	0.2	3	0.3
TU-12-199	344.20	424.00	79.80	0.8	21	1.3
including	365.70	385.70	20.00	1.2	26	1.7
including	396.50	402.50	6.00	1.4	16	1.8
including	408.30	423.40	15.10	1.5	38	2.2
including	414.30	416.10	1.80	4.9	176	8.4
TU-12-205	81.00	132.00	51.00	0.5	6	0.6
including	101.50	106.00	4.50	3.4	6	3.5
TU-12-205	254.50	293.50	39.00	0.6	89	2.4
including	255.50	281.20	25.70	0.9	128	3.4
including	256.00	272.40	16.40	1.1	165	4.4
including	256.00	265.00	9.00	1.6	244	6.5
TU-12-205	312.00	319.00	7.00	0.2	207	4.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

2400m
2200m
MINERALIZED ASH LAYER
CLAY ALTERED ASH
TU-12-176
TU-12-183
TU-12-167
TU-11-033
TU-12-124
TU-12-152
TU-12-207
TU-12-157
TU-10-008
TU-10-007
TU-12-202
TU-11-068
TU-11-076
TU-11-019
TU-11-016
TU-12-133
TU-11-070
TU-12-164
TU-12-168
TU-11-034
TU-12-130
TU-11-035
TU-12-139
TU-12-142
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through TU-12-176
Looking N10E (+/- 12.5m)

Scale: 1: 4000 | Date: 12-Oct-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-176	124.45	126.90	2.45	0.3	1	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
TU-12-176
TU-12-185
TU-12-183
TU-12-198
TU-11-040
TU-12-157
TU-12-207
TU-12-202
TU-12-206
TU-12-153
TU-12-119
TU-12-129
TU-10-006
TU-12-110
TU-11-028
TU-12-146
TU-12-148
TU-10-002
TU-11-057
TU-11-061
TU-12-134
TU-11-051
TU-12-189
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-189	144.00	148.35	4.35	0.6	0	0.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through TU-12-189
Looking N25W (+/- 25m)

Scale: 1: 4000 | Date: 12-Oct-12